082-04575

12g3-2(b)

RECEIVED

2008 MAR -4 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

08001062

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 29 february 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of February.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

3/5

RECEIVED
2008 MAR -4 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPPO MEDIASET

Madrid, 28th February 2008

Today Telecinco our controlled company has disclosed the following press release

The television channel increases the lead on its competitors

IN 2007, TELECINCO ESTABLISHED ITSELF AS THE MOST COMPETITIVE TELEVISION CHANNEL WITH A CATEGORICAL LEAD IN AUDIENCE SHARE AND 12.3% INCREASE IN NET PROFITS

- **Net profits reached €353.06 million, up by €38.81 million on 2006 (€314.25 million)**
- **Operating margin (EBITDA) reached a record €490.64 million, up 10.2% on 2006**
- Grupo Publiespaña had record gross advertising revenues of €1,051.81 million, an increase of 8.9% on the previous fiscal year
- Net advertising revenue is also up by 9% to €1,006.12 million
- in 2007, Telecinco (20.3%) was audience leader for the fourth consecutive year with the largest lead on record on its immediate competitors

2007 has seen Telecinco take off in the current broadcasting industry. In an increasingly competitive environment in which television channels are establishing their position in the market, Telecinco has seen an important increase in the margin that separates it from its immediate competitors, once again becoming the television channel with most viewers, largest advertising investment and highest earnings and profitability margins.

A programming policy that combines established products and new offerings and an advertising strategy which allows advertisers' expectations to be met have been the main engines that have allowed Telecinco to enhance this lead, meeting audience estimates, cost policy and revenue forecasts.

Telecinco reports record full-year 2007 net advertising revenues of €1,081.65 million

With net revenues of €1,085.65 million Telecinco reached another all-time high in 2007, with growth of 8.4% on 2006.

Gross television advertising revenues grew by 8.9% to €1,036.86 million.

The operating margin (EBITDA) reached €490.64 million, up by 10.2% on 2006. The company's EBIT was €485.25 million, up 10.4% on the previous year's figure of €439.57 million.

Pre-tax profit for the period leapt from €450.58 million in 2006 to €487.44 million in 2007, representing an increase of 8.2%.

Net profit totalled €353.06 million, representing an increase of 12.3% or €38.81 million on 2006 (€314.25 million).

Grupo Publiespaña hits a new high with €1,051.81 million in total gross advertising revenues

Grupo Publiespaña has made Telecinco's commitment to its viewers extremely profitable. Grupo Publiespaña is market leader for another year after reaching a new all-time total gross advertising high with a record €1,051.81 million in revenues, an 8.9% increase on 2006. Net advertising revenues grew by 9% to €1,006.12 million.

This is not, however, the only top position achieved by Publiespaña. Telecinco's advertising concession and its subsidiary Publimedia Gestión also confirmed their leadership in terms of television advertising market share, reaching 30% in 2007.

Record results from cost control

Telecinco has remained loyal to its policy of cost control, seeing an increase for the traditional television business in line with the early 2007 guidance, which, in addition to the costs associated with the consolidation of Conecta 5 and the incorporation of Mediacinco Cartera S.L. in order to acquire Endemol, amounts to **6.9%.**

Telecinco: audience share leader for the fourth year in a row with the largest-ever lead over its competitors.

Telecinco has withstood the increase in audio-visual sector players and has emerged stronger from a complicated year thanks to the competitive strength of its daytime programming and its constant solidity at prime time, slots in which it has seen the biggest-ever leads over its immediate competitors in 2007.

The channel sealed its audience leadership for the fourth year in a row in 2007, with a **20.3% share**, a figure that has allowed it to establish a 2.9% lead over Antena 3 (17.4%) and 3.1% over TVE 1 (17.2%).

With respect to 2006, despite an increase in operators, Telecinco lost only 0.9%, compared with the 2% lost by Antena 3 and the 1.1% lost by TVE 1.

Telecinco's programme range has once again entered the time slot that concentrates the highest percentage of television viewers, primetimes (20:30-00:00), where the highest advertising spend is invested. **In this time slot, Telecinco's margin (20.9%) over the second and third-most viewed channels has grown even more**, putting a 4.1% gap between itself and Antena 3 and TVE 1, both of which are neck and neck at 16.8%.

Telecinco was the undoubted leader of 2007 - **256 days, 27 more than in 2006** - and beat its own record, heading up the rankings for **12 consecutive months.** Once again, in addition to **primetimes,** Telecinco's leadership is unparalleled in the **lunchtime (19.9%), evening (21%)** and **late night (23.1%)**, victories which point to a clear dominance in the **day time slot (20%)**, with a 2.3% lead on Antena 3 (17.7%) and 2.6% on TVE 1 (17.4%).

The year also threw up another resounding success: Telecinco's absolute leadership in the commercial target, a segment in which the channel has achieved 9 consecutive years of victory with figures that place it well above the audience average: **22.5% in the day total and 23.5% in prime time,** 5.1% and 6.9% over Antena 3 (17.4% in the day total and 16.6% in prime time) and 9.1% and 10.1% over TVE 1 (13.4% in the day and prime time *total*).

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco

"2007 has been a year in which, from our market-leading position, we have been able to consolidate an undisputed lead over our competitors. It is worth taking a look at the market environment to see that we have set a 3 point gap with the rest of competitors in the competitive general television market. The roll-out of other television concepts has shown the solidity of our lead in the sector where we have always competed", said Paolo Vasile.

"We are very happy with our results. In only five years we have practically doubled the company's turnover, seeing total advertising revenues grow by 8.9% in the 2007 fiscal year. It has been an historic year for Telecinco: despite increase competition, Publiespaña has not increased advertising slots and yet has been able to increase the average value of their offer by 9.7%. Closeness to their clients, creativity and commercial policy directed towards service have been the weapons that Publiespaña have used to obtain these results, which significantly expand advertising revenue margins over our direct competitors", said Giuseppe Tringali.

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

TELECINCO

RECEIVED

2008 MAR -4 A 6:23

COMUNICACIÓN DE HECHO RELEVANTE

"GESTEVISIÓN TELECINCO, S.A.", de conformidad con lo previsto en el artículo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, comunica el siguiente

HECHO RELEVANTE

El Consejo de Administración de "GESTEVISION TELECINCO, S.A.", en su reunión del día 27 de Febrero de 2.008, ha adoptado por unanimidad, entre otros, los acuerdos que a continuación se extractan del Acta de la reunión:

Primero.- Formular las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el Informe de Gestión de "GESTEVISIÓN TELECINCO, S.A." y de su Grupo consolidado correspondientes al ejercicio 2007, así como la propuesta de aplicación del resultado obtenido en dicho ejercicio, que es la siguiente:

	Miles de €
A Reserva Legal	0 €
A Reservas Voluntarias	1.770 €
A Dividendo	317.562 €
Total	**319.332 €**

Segundo.- Convocar la Junta General Ordinaria de accionistas, que se celebrará, en primera convocatoria, el día 9 de Abril de 2008, a las 10:30 horas, en el domicilio social, sito en Madrid, Carretera de Fuencarral a Alcobendas, nº 4 y, en su caso, en segunda convocatoria, el día 10 de abril de 2008, a la misma hora y en el mismo lugar antes indicados, al objeto de tratar y resolver sobre los asuntos incluidos en el siguiente Orden del Día:

1. Examen y aprobación de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y del Informe de Gestión, tanto de "GESTEVISION TELECINCO, S.A.", como de su Grupo Consolidado de Sociedades, correspondientes al ejercicio cerrado el 31 de diciembre de 2007.

2. Aplicación del resultado del ejercicio 2007.

3. Examen y aprobación de la gestión del Consejo de Administración durante el ejercicio 2.007.

4. Fijación del límite de la retribución anual conjunta a percibir por los Consejeros de la Sociedad.

5. Entrega de acciones de la sociedad a los Consejeros con funciones ejecutivas y a los altos Directivos de la Compañía, como parte de su retribución.

6. Establecimiento de un sistema de retribución dirigido a Consejeros Ejecutivos y Directivos de la Sociedad y sociedades de su grupo.

7. Autorización para que, de conformidad con lo dispuesto en los artículos 75 y concordantes de la Ley de Sociedades Anónimas, la Compañía pueda proceder a la adquisición derivativa de acciones propias, directamente o a través de sociedades del grupo, dejando sin efecto anteriores autorizaciones acordadas por la Junta General, y autorización para, en su caso, aplicar la cartera de acciones propias a la ejecución de programas retributivos.

8. Designación de auditores de cuentas, tanto de "GESTEVISION TELECINCO, S.A." como de su grupo consolidado de sociedades.

9. Reestructuración del Consejo de Administración: dimisión de Consejero y nombramiento de sustituto.

10. Presentación del Informe sobre la Política de Retribución de los Consejeros.

11. Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los anteriores acuerdos, así como para sustituir las facultades que el Consejo de Administración reciba de la Junta.

<u>Tercero</u>.- Delegar con carácter solidario en el Presidente del Consejo de Administración y en ambos Consejeros Delegados la facultad de suprimir o modificar cualquiera de los puntos del Orden del Día de la Junta General Ordinaria, así como de añadir otros nuevos.

<u>Cuarto</u>.- Aprobar el Informe Anual de Gobierno Corporativo correspondiente al ejercicio 2007.

Se hace constar que dicho Informe Anual de Gobierno Corporativo será comunicado en breve a la Comisión Nacional del Mercado de Valores y puesto a disposición de los accionistas e inversores a través de la página web de la Compañía. (www.telecinco.es).

Se hace constar, asimismo, que el texto íntegro de cada una de las propuestas relativas a todos los acuerdos que se someterán a la Junta General de Accionistas, junto con el resto de la información y documentación cuya aprobación se propondrá a la Junta General de Accionistas, serán puestos a disposición de los accionistas a partir del momento de su convocatoria oficial, mediante la publicación del anuncio correspondiente en el BORME, en la prensa y en la página web de la sociedad (www.telecinco.es).

El Secretario
Mario Rodríguez Valderas

END